FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 333-132289

Embraer - Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: June 16, 2008	By:	/s/ Antonio Luiz Pizarro Manso
	Name:	Antonio Luiz Pizarro Manso
	Title:	Executive Vice-President Corporate and Chief Financial Officer

EXHIBIT INDEX

1.	Copy of Company’s notice to shareholders on distribution of interest on shareholders’ equity, dated June 13, 2008.

Notice to Shareholders

Interest on Shareholders’ Equity

The Board of Directors of Embraer - Empresa Brasileira de Aeronáutica S.A. (the “Company”), approved today the following:

The distribution of Interest on Shareholders’ Equity on the Second Quarter of 2008 in the aggregate amount of R$ 65,375,900.07, in accordance with the following conditions:

a.
holders of shares will be entitled to interest on shareholders’ equity in the amount of R$ 0.09034 per share, equal to R$ 0.36136 per American Depositary Shares (ADSs). The interest on shareholders’ equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax;

b.
this interest on shareholders’ equity will be included in the calculation of the compulsory dividends to be distributed by the company for the current fiscal year; and the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

c.	Record date for shares negotiated on São Paulo Stock Exchange (Bovespa) is June 23, 2008 and for the ADSs negotiated on New York Stock Exchange (NYSE) is June 26, 2008.

d.	The shares will be negotiated on São Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest rights, from and including June 24, 2008.

e.	the payment of the interest on shareholders’ equity in Brazil will begin on July 15, 2008, and the holders of ADSs will be paid on July 22, 2008, both without any compensation;

São José dos Campos, June 13, 2008

/s/ Antonio Luiz Pizarro Manso
Antonio Luiz Pizarro Manso
Executive Vice-President & CFO